Proguard Acquisition Corp.
3400 SW 26 Terrace
Suite A-8
Fort Lauderdale, FL  33312

telephone (866) 780-6789

January 11, 2013

‘CORRESP’

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:             Mara L. Ramson, Assistant Director
Lisa Kohl, Staff Attorney

Re:                          Proguard Acquisition Corp. (the “Company”)
Registration Statement on Form S-1
File No. 333-185593
Form 10-K for Fiscal Year Ended December 31, 2011
Filed March 30, 2012
File No. 000-51921

Ladies and Gentlemen:

The Company is in receipt of the staff’s letter of comment dated January 7, 2013 on the above-captioned filings.  Following are the Company’s responses to such comments.  Contemporaneously, the Company has filed Amendment No. 1 to the Registration Statement on Form S-1 (“Amendment No. 1”) and Amendment No. 1 to its Annual Report on Form 10-K for the year ended December 31, 2011 (the “10-K Amendment”).  Under separate cover we are providing courtesy copies of these filings, marked to show revisions from the original filings and keyed to this letter, to Ms. Kohl.

Registration Statement on Form S-1

Executive Compensation, page 20

1.
Please update this section to include the required information for your recently completed fiscal year ended December 31, 2012.  Please refer to Regulation S-K Compliance and Disclosure Question 117.05, available on our website.

RESPONSE:  Amendment No. 1 has been revised to include the required information pursuant to Item 402 for the year ended December 31, 2012.  Please see pages 20 and 21.

Selling Security Holders, page 24

2.
Please briefly describe when and how the securities registered were issued, with a view towards explaining to us why this offering is properly characterized as a secondary offering and not a primary offering on your behalf.  Please refer to Securities Act Rules Compliance and Disclosure Interpretation 612.09.  In your analysis, please also address the fact that Michelle Fischer, Jeremy Schneiderman and Seth Schneiderman and Terry Schneiderman, JT, appear to be your affiliates.  We may have further comment.

RESPONSE:  Based upon the Company’s review of the cited CD&I, together with the circumstances under which the selling security holders received their shares in the Company, the Company believes the offering is properly characterized as a secondary offering.  In support of its position, and in accordance with the staff’s request, the Company provides the following facts:

The above captioned registration statement initially registered the resale of an aggregate of 88,858,584 shares of the Company’s common stock, which included 66,640,156 shares which are presently outstanding and 15,218,428 shares which are issuable upon the exercise of warrants.  These securities can be broken out into three categories:

●	shares of the Company’s common stock that were outstanding prior to the May 2012 reverse merger with Random Source;
●	shares of common stock and warrants issued by the Company to the Random Source shareholders and warrant holders as part of the reverse merger in May 2012; and
●	shares of the Company’s common stock and warrants that were issued and sold by the Company in a private offering in May 2012 immediately following the reverse merger.

Of this aggregate amount:

●           39,540 shares of common stock are held by shareholders of the Company pre-reverse merger;

●           65,172,045 shares of common stock and warrants to purchase an additional 15,075,571 shares of common stock which were issued to the shareholders and warrant holders of Random Source in the May 2012 reverse merger.  This amount includes:

●           30,574,023 shares of common stock held by Jeremy Schneiderman and Seth and Terri Schneiderman. Mr. Jeremy Schneiderman was one of the founders of Random Source and acquired all of these shares in 2008 in connection with the formation of Random Source.  In April 2011 he transferred a portion to his brother and sister-in-law in a private transaction to which Random Source was not a party;

●           15,991,700 shares of common stock which are held by Michelle Fischer and her father who purchased shares in Random Source in September 2009 in a private transaction, the proceeds of which were used by Random Source for working capital;

●           4,520,000 shares of common stock are held by accredited investors who purchased shares from Random Source in May 2010 in a private transaction, the proceeds of which were used by Random Source for working capital;

●           200,000 shares are held by affiliates of a law firm which represented Random Source prior to the reverse merger, and now represents the Company.  These shares were issued by Random Source in May 2010 as partial compensation for legal services;

●           2,658,751 shares of common stock are held by accredited investors who purchased the shares from Random Source in March 2011 in a private transaction, the proceeds of which were used by Random Source for working capital.  These shareholders, who include Michelle Fischer, were pre-existing shareholders of Random Source at the time of this transaction;

●           4,799,000 shares of common stock and warrants to purchase an additional 14,397,000 shares of common stock were issued and sold by Random Source in a private placement between March 2011 and June 2011, the proceeds of which were used by Random Source for working capital; and

●           6,428,571 shares of common stock and warrants to purchase an additional 678,571 shares of common stock were issued and sold by Random Source in a private placement between April 2012 and May 2012, the proceeds of which were used by Random Source for working capital.  This offering closed prior to the reverse merger.

●           1,428,571 shares of common stock and warrants to purchase an additional 142,857 shares of common stock were issued and sold in a private placement by the Company in May 2012 immediately following the reverse merger, the proceeds of which were used by the Company for working capital.

None of the selling securityholders are in the business of underwriting securities, other than the FINRA affiliates which are disclosed on page 28 of Amendment No. 1.  These FINRA affiliates either obtained securities of the Company through a purchase in a private placement upon the same terms and conditions as other investors in the offering (in this case, the Random Source private placement which occurred between March 2011 and June 2011 as described above), or received placement agent warrants as compensation for services in the ordinary course of business as a placement agent, which such warrants were then assigned by the placement agent to its employees.

While the majority of the securities being registered were acquired by the shareholders in the reverse merger with Random Source that occurred approximately six months prior to the filing of the registration statement, the underlying transactions occurred between 18 months and three years before the filing of the registration statement.

The Company does not believe that either Jeremy Schneiderman, Seth and Terri Schneiderman, or Michelle Fischer are “affiliates” under Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934 based upon the facts and circumstances of each transaction in which the individual obtained Company securities.  Further, none of these individuals is a member of the Board of Directors, an executive officer, or otherwise involved in the Company’s business and operations.  Lastly, notwithstanding that each is a greater than 10% shareholder, none of these individuals possess, directly or indirectly, the power to direct or cause the direction of the Company’s management and policies and none of these individuals are controlled by or under common control with the Company.

Notwithstanding the Company’s position that neither Jeremy Schneiderman nor Seth and Terri Schneiderman are affiliates, the Company has reduced the number of shares being registered in Amendment No. 1 to eliminate the shares held by these individuals.  The have opted to not include their shares for disposition under the registration statement.

Part II – Information Not Required in Prospectus, page II-1

Item 16. - Exhibits and Financial Statement Schedules, page II-2

Exhibit 5.1 – Opinion of Pearlman Schneider LLP

3.
We note counsel’s statement in the first paragraph of the opinion that the opinion pertains to 15,215,428 shares of common stock issuable upon the exercise of warrants.  However, the registration statement indicates that this Form S-1 registers up to 15,218,428 shares of common stock issuable upon the exercise of warrants.  Please have counsel revise the opinion for consistency with the registration statement or advise.

RESPONSE:   Filed as Exhibit 5.1 to Amendment No. 1 is an opinion from Pearlman Schneider LLP which has been revised for consistency to the registration statement.

Exhibit 101

4.
Please submit the interactive data files required by Item 601(b)(101) of Regulation S-K.  It does not appear that these interactive data files have been submitted with this registration statement.  Please note that because you are required to include financial statements in this registration statement, you much include interactive data files with this registration statement and you may not incorporate such interactive data files by reference.  Please refer to Staff Observations from the Review of Interactive Data Financial statements (from December 31, 2011), available on our website at http://www.sec.gove/spotlight/xbrl/staff-review-observations-121311.shtml/.

RESPONSE:   Amendment No. 1 includes the interactive data files for the financial statements included in the registration statement.

Item 17.  Undertakings, page II-4

5.	Please include the undertaking set forth in Item 512(a)(6) of Regulation S-K.

RESPONSE:   Inasmuch as the Company’s position that this is not a primary offering, we do not believe that this undertaking is applicable to the registration statement.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 9A. Controls and Procedures, page 19

Evaluation of Disclosure Controls and Procedures, page 19

6.
It does not appear that you have provided management’s conclusion regarding the effectiveness of your disclosure controls and procedures.  Please amend your Form 10-K for the fiscal year ended December 31, 2011 to include management’s conclusion regarding the effectiveness of your disclosure controls and procedures as of December 31, 2011.  Please refer to Item 307 of Regulation S-K and confirm that you will comply with Item 307 of Regulation S-K in future filings.

RESPONSE:   The Company has filed the 10-K Amendment which includes the inadvertently omitted disclosure regarding management’s conclusions regarding the effectiveness of disclosure controls and procedures.  The Company also confirms that it will comply with Item 307 of Regulation S-K in future filings.

We trust the foregoing responds to the staff’s comments.  The Company hereby acknowledges that:

●	should the Commission or the staff, pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any actin with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ David A. Kriegstein
David A. Kriegstein, Chief Executive Officer

cc:           James M. Schneider, Esq.